Exhibit 99.9

NEWS RELEASE
TSX: LAC • NYSE: LAC www.lithiumamericas.com

Lithium Americas Announces Closing of Thacker Pass

Joint Venture with General Motors

(All amounts in US$ unless otherwise indicated)

December 23, 2024 - Vancouver, Canada: Lithium Americas Corp. (TSX: LAC) (NYSE: LAC) (“Lithium Americas” or the “Company”) today announced the closing of its previously announced joint venture (the “JV”) with General Motors Holdings LLC (“GM”) to fund, develop, construct and operate Thacker Pass in Humboldt County, Nevada to supply battery-quality lithium carbonate for the North American critical minerals supply chain (“Thacker Pass” or the “Project”).

Lithium Americas now holds a 62% interest in Thacker Pass and will manage the Project. GM has acquired a 38% interest in Thacker Pass for $625 million in total cash and letters of credit (“GM’s JV Investment”), comprised of $430 million of direct cash funding to the JV to support the construction of Phase 11 and a $195 million letter of credit facility (“LC Facility”).

As part of closing, GM has funded $330 million of cash into the JV alongside $138 million2 of funding from Lithium Americas. The remaining $100 million cash contribution from GM, and Lithium Americas’ $181 million contribution, is to be contributed at the final investment decision (“FID”) for Phase 1.

GM will post the LC Facility prior to first draw on the Company’s previously announced $2.26 billion loan from the U.S. Department of Energy (“DOE Loan”), which is expected to occur in the middle of 2025.

“Together, Lithium Americas and GM are focused on bringing Thacker Pass to production to significantly improve domestic output of critical lithium supply to reduce dependence on foreign suppliers and to start creating new jobs and bringing economic activity to northern Nevada,” said Jonathan Evans, President and CEO of Lithium Americas. “We are targeting to announce the final investment decision in early 2025. Our engineering, procurement and construction management contractor, Bechtel, and other major contractors have been ramping up work at site to de-risk the construction schedule, as we continue to target completion in late 2027.”

As part of the JV close, Lithium Americas and the DOE have concluded an amendment of the DOE Loan documents to accommodate the formation of the JV. The principal terms of the DOE Loan remain unchanged.

ADVISORS

In connection with the JV with GM, Goldman Sachs & Co. LLC and Evercore Group L.L.C. are acting as financial advisors to Lithium Americas and Vinson & Elkins LLP and Cassels Brock & Blackwell LLP are acting as legal counsel to Lithium Americas. BMO Capital Markets acted as financial advisor to Lithium Americas in connection with GM’s original investment announced in January 2023.

In connection with the DOE Loan, Goldman Sachs & Co. LLC is acting as financial advisor, and Vinson & Elkins LLP is acting as legal counsel to Lithium Americas.

[1]	Phase 1 is the initial phase of production at Thacker Pass, targeting 40,000 tonnes per annum (“tpa”) of battery-grade lithium carbonate.
[2]

Represents $211 million initial Lithium Americas estimated contribution referenced in the October 16, 2024 announcement of the JV with GM, adjusted for credits on agreed expenditures that occurred after August 2024.

ABOUT LITHIUM AMERICAS

Lithium Americas is committed to responsibly developing the Thacker Pass project located in Humboldt County in northern Nevada, which hosts the largest known Measured and Indicated lithium resource in North America. The Company is focused on advancing Thacker Pass Phase 1 toward production, targeting nameplate capacity of 40,000 tpa of battery-quality lithium carbonate. The Company and its engineering, procurement and construction management contractor, Bechtel, entered into a National Construction Agreement (Project Labor Agreement) with North America’s Building Trades Unions for construction of Thacker Pass. The three-year construction build is expected to create approximately 1,800 direct jobs. Lithium Americas’ shares are listed on the Toronto Stock Exchange and New York Stock Exchange under the symbol LAC. To learn more, visit www.lithiumamericas.com or follow @LithiumAmericas on social media.

INVESTOR CONTACT

Virginia Morgan, VP, IR and ESG

+1-778-726-4070

ir@lithiumamericas.com

FORWARD-LOOKING INFORMATION

This news release contains “forward-looking information” within the meaning of applicable Canadian securities legislation, and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively referred to as “forward-looking information” (“FLI”)). All statements, other than statements of historical fact, are FLI and can be identified by the use of statements that include, but are not limited to, words, such as “anticipate,” “plan,” “continues,” “estimate,” “expect,” “may,” “will,” “projects,” “predict,” “proposes,” “potential,” “target,” “implement,” “scheduled,” “forecast,” “intend,” “would,” “could,” “might,” “should,” “believe” and similar terminology, or statements that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved. FLI in this news release includes, but is not limited to, expectations regarding satisfaction of draw-down conditions for the DOE Loan; the timing of GM’s posting of the LC Facility and the first draw on the DOE Loan; ; anticipated timing for FID; expectation about the extent that the JV, DOE Loan, and cash on hand would fund the development and construction of Thacker Pass; expectations and timing on the commencement of major construction and first production; project de-risking initiatives; expectations related to the construction build, job creation and nameplate capacity of the Project as well as other statements with respect to the Company’s future objectives and strategies to achieve these objectives, and management’s beliefs, plans, estimates and intentions, and similar statements concerning anticipated future events, results, circumstances, performance or expectations that are not historical facts.

FLI involves known and unknown risks, assumptions and other factors that may cause actual results or performance to differ materially. FLI reflects the Company’s current views about future events, and while considered reasonable by the Company as of the date of this news release, are inherently subject to significant uncertainties and contingencies. Accordingly, there can be no certainty that they will accurately reflect actual results. Assumptions upon which such FLI is based include, without limitation, the absence of material adverse events affecting the Company during the construction of the Project; the ability of the Company to satisfy all draw-down conditions under the DOE Loan; expectations regarding the Company’s financial resources and future prospects; the ability to meet future objectives and priorities; a cordial business relationship between the Company and third party strategic and contractual partners; general business and economic uncertainties and adverse market conditions; the availability of equipment and facilities necessary to complete development and construction at the Project; unforeseen technological and engineering problems; political factors, including the impact of the results of the 2024 U.S. presidential election on, among other things, the extractive resource industry, the green energy transition and the electric vehicle market; uncertainties inherent to feasibility studies and mineral resource and mineral reserve estimates; uncertainties relating to receiving and maintaining mining, exploration, environmental and other permits or approvals in

Nevada; demand for lithium, including that such demand is supported by growth in the electric vehicle market; current technological trends; the impact of increasing competition in the lithium business, and the Company’s competitive position in the industry; compliance by joint venture partners with terms of agreements; the regulation of the mining industry by various governmental agencies; as well as assumptions concerning general economic and industry growth rates, commodity prices, resource estimates, currency exchange and interest rates and competitive conditions. Although the Company believes that the assumptions and expectations reflected in such FLI are reasonable, the Company can give no assurance that these assumptions and expectations will prove to be correct.

Readers are cautioned that the foregoing lists of factors are not exhaustive. There can be no assurance that FLI will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. As such, readers are cautioned not to place undue reliance on this information, and that this information may not be appropriate for any other purpose, including investment purposes. The Company’s actual results could differ materially from those anticipated in any FLI as a result of the risk factors set out herein and in the Company’s filings with securities regulators.

The FLI contained in this news release is expressly qualified by these cautionary statements. All FLI in this news release speaks as of the date of this news release. The Company does not undertake any obligation to update or revise any FLI, whether as a result of new information, future events or otherwise, except as required by law. Additional information about these assumptions and risks and uncertainties is contained in the Company’s filings with securities regulators, including the Company’s most recent Annual Report on Form 20-F and most recent management’s discussion and analysis for our most recently completed financial year and, if applicable, interim financial period, which are available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. All FLI contained in this news release is expressly qualified by the risk factors set out in the aforementioned documents.

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